U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number 000-17541
CUSIP Number 743113 10 4

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  September 29, 2007
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:    PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

55 Executive Drive
City, State and Zip Code
Hudson, NH 03051

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 within the prescribed time for the reasons described below.

In the third quarter of fiscal 2007, Presstek conducted a worldwide review of inventory and, in conjunction with an examination of operations directed by the new senior management team, the Company is reviewing receivables from certain distributors in Europe as well as certain European revenue recognition practices. The Company requires additional time to evaluate the impact of these reviews and to complete the Company’s financial statements for inclusion in the Form 10-Q.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey A. Cook   603   595-7000
(Name)  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

The Company's results of operations as reflected in its earnings statements for the third quarter of 2007 are expected to be different from the third quarter of 2006.  A reasonable estimate of the results of operations for the third quarter of 2007 is not currently available due to the ongoing review of the matters described in Part III. The areas in which significant changes are expected to or may occur include the following:

i) A write-down of inventory due to an entity-wide physical inventory conducted in the third quarter of fiscal 2007 and a review of product life and the methodology of determining the provision for excess and obsolete inventory.

ii) An increase in the reserve for doubtful accounts associated with a review of receivables.

iii) Increased stock-based compensation expense in the third quarter of 2007 as compared to the third quarter of fiscal 2006.

iv) Increased professional service fees in the third quarter of fiscal 2007 as compared to the third quarter of fiscal 2006.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007                      By:/s/ James Van Horn
Name: James Van Horn
Title: Vice-President and General Counsel